Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260126

PROSPECTUS SUPPLEMENT NO. 11

(TO PROSPECTUS DATED JULY 12, 2022)

TMC THE METALS COMPANY INC.

Up to 264,438,297 Common Shares
Up to 9,500,000 Warrants

This prospectus supplement no. 11 (this “Supplement”) supplements the prospectus dated July 12, 2022 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 24,500,000 of our common shares, without par value (“Common Shares”), which consists of (i) up to 9,500,000 Common Shares that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Sustainable Opportunities Acquisition Corp. (“SOAC”), at an exercise price of $11.50 per Common Share, and (ii) up to 15,000,000 Common Shares that are issuable upon the exercise of 15,000,000 warrants issued in connection with the initial public offering of SOAC (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

The Prospectus and this Supplement also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 9,500,000 Private Placement Warrants, (ii) 9,500,000 Common Shares that may be issued upon exercise of the Private Placement Warrants, (iii) 11,578,620 Common Shares that may be issued upon exercise of the Allseas Warrant (as defined in the Prospectus), (iv) 6,759,000 Common Shares held by SOAC’s sponsor, Sustainable Opportunities Holdings LLC (the “Sponsor”), SOAC’s former directors and certain of their transferees (collectively, the “Founder Shares”), (v) 11,030,000 Common Shares issued in the PIPE Financing (as defined in the Prospectus), (vi) 131,178,480 Common Shares issued to certain shareholders of DeepGreen (as defined in the Prospectus) pursuant to the Business Combination Agreement (as defined in the Prospectus), (vii) 77,277,244 Common Shares issuable to certain shareholders of DeepGreen upon the conversion of DeepGreen Earnout Shares (as defined in the Prospectus) pursuant to the Business Combination Agreement, (viii) 1,241,000 Common Shares issuable to the  Sponsor and its transferees upon the conversion of Sponsor Earnout Shares (as defined in the Prospects) and (ix) 873,953 Common Shares issued to certain service providers to DeepGreen.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of Common Shares or Private Placement Warrants by the Selling Securityholders or of Common Shares by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants.

However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered certain of the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This Supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K which was filed with the Securities and Exchange Commission on February 22, 2023.

You should read this Supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This Supplement is qualified by reference to the Prospectus except to the extent that the information in this Supplement supersedes the information contained in the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Shares and Public Warrants are listed on Nasdaq under the symbols “TMC” and “TMCWW,” respectively. On February 21, 2023, the closing price of our Common Shares was $0.9767 and the closing price for our Public Warrants was $0.115.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 22, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2023

TMC THE METALS COMPANY INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39281	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

595 Howe Street, 10th Floor Vancouver, British Columbia	V6C 2T5
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (604) 631-3115

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
TMC Common Shares without par value	TMC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one TMC Common Share, each at an exercise price of $11.50 per share	TMCWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On February 21, 2023, TMC the metals company Inc. (the “Company”) and its wholly-owned subsidiary, Nauru Ocean Resources Inc. (“NORI”), entered into a strategic partnership with Low Carbon Royalties Inc. (“Low Carbon Royalties”), a private corporation formed under the laws of British Columbia, Canada to finance low carbon emitting energy production and technologies (natural gas, nuclear, renewables), transition metals and minerals required for energy storage and electrification (Cu, Li, Ni, Co, Mn), and the evolving environmental markets (the “Partnership”). In connection with the Partnership, NORI contributed a 2% gross overriding royalty (the “NORI Royalty”) on the Company’s NORI project area in the Clarion Clipperton Zone of the Pacific Ocean in which NORI currently holds exclusive exploration rights for polymetallic nodules from the International Seabed Authority, to Low Carbon Royalties. The Company retained the right to repurchase up to 75% of the NORI Royalty at an agreed capped return, exercisable in two transactions, between the second and the tenth anniversary of the Partnership. If both repurchase transactions are executed, the NORI Royalty will be reduced to 0.5%. Low Carbon Royalties also owns a 1.6% gross overriding royalty on a producing natural gas field in Latin America.

In consideration of the NORI Royalty, TMC received a 35.0% common ownership interest in Low Carbon Royalties on a fully-diluted basis as of closing and US$5,000,000 cash.

In connection with the Partnership, (a) the Company and NORI entered into a Royalty Agreement with Low Carbon Royalties which governs the terms of the NORI Royalty and (b) the Company entered into an Investor Rights Agreement with Brian Paes-Braga (a shareholder of Low Carbon Royalties as well as the Company and Managing Partner of SAF Group, one of Canada’s largest alternative asset managers) and Low Carbon Royalties, pursuant to which the Company and Mr. Paes-Braga each has a right, subject to certain percentage maintenance, to nominate a director to Low Carbon Royalties’ board of directors, along with registration and information rights. Pursuant to the Investor Rights Agreement, the Company designated its Chairman and Chief Executive Officer, Gerard Barron, to be its designee on Low Carbon Royalties’ board of directors. Mr. Paes-Braga and Brian O’Neill, Vice President of SAF Group are the other members of Low Carbon Royalties’ board of directors.

The foregoing descriptions of the Partnership, the Royalty Agreement and the Investor Rights Agreement do not purport to be complete descriptions of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to the full text of the Royalty Agreement and the Investor Rights Agreement attached as Exhibit 10.1 and 10.2 to this Current Report on Form 8-K, respectively, and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On February 21, 2023, the Company issued a press release with Low Carbon Royalties, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, announcing the Partnership.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1*	Royalty Agreement dated February 21, 2023 by and among TMC the metals company Inc., Nauru Ocean Resources Inc. and Low Carbon Royalties Inc.

10.2*	Investor Rights Agreement dated February 21, 2023 by and among TMC the metals company Inc., Brian Paes-Braga and Low Carbon Royalties Inc.

99.1	Press release dated February 21, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain portions of this Exhibit have been redacted. The Registrant will furnish supplementally an unredacted copy of this Exhibit to the Securities and Exchange Commission upon its request.

The press release dated February 21, 2023 referenced as Exhibit 99.1 was “furnished” with the Current Report on Form 8-K and the content thereof is not included as part of this Supplement or deemed incorporated by reference into this Supplement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TMC THE METALS COMPANY INC.

Date: February 22, 2023	By:	/s/ Gerard Barron
	Name:	Gerard Barron
	Title:	Chief Executive Officer